

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Zhoufeng Shen
Chief Executive Officer
Teen Education Group, Inc.
NO. 288 Maodian Road
Liantang Industrial Park, Qingpu District
Shanghai, PRC

   **Re: Teen Education Group, Inc.
     Form 8-K/A
     Filed January 25, 2011
     File No. 000-53169**

Dear Mr. Shen:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 15

Risks Relating To The People's Republic Of China, page 21

Due To Various Restrictions Under PRC Laws On The Distribution Of Dividends By Our PRC Operating Companies, We May Not Be Able To Pay Dividends To Our Stockholders, page 23

1. We note your response to comment 7 from our letter dated December 15, 2010. Disclose that your subsidiaries did not set aside the statutory surplus reserve required for the years ended June 30, 2010 and 2009. Quantify any fines or penalties the company may be subject to as a result of non-compliance.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 26

Special Note Regarding Forward-Looking Statements, page 26

2. We note your response to comment 8 from our letter dated December 15, 2010. Since you are subject to the penny stock rules, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to you. Please delete the references in this section.

Overview, page 26

3. With regard to your response to comment 10 from our letter dated December 15, 2010, further revise to briefly describe the prior maintenance services offered, make clear that your fiscal 2010 and first quarter 2011 financials include revenues from discontinued maintenance services and indicate whether or not you intend to provide maintenance services in the future.

Results of Operations for the Three Months Ended September 30, 2010, page 27

4. Revise to account for line item changes under "Other (income) expense." At minimum you should discuss the effect that interest on your borrowings had on your financial results.

Liquidity and Capital Resources, page 29

Capital Resources and Needs, page 29

5. We note your response to comment 12 from our letter dated December 15, 2010 and your revised disclosure. Throughout Management's Discussion and Analysis, make sure that financial figures are provided in dollar amounts.

6. Your disclosure indicates that the majority of your financial borrowings are due within the next year. Quantify the total amount of your borrowings due within the year and incorporate these obligations into your fiscal 2011 capital needs discussion. We note your general disclosure that you plan to account for any financial deficiencies by increasing your indebtedness. To the extent that you have determined specific plans to repay borrowings due within the year, discuss those plans. For example, if you plan to refinance any of your loans you should so state.

(d) Exhibits, page 49

7. In your response to comment 27 from our letter dated December 15, 2010 you agreed to furnish copies of the omitted schedules to the share exchange agreement upon request. Please furnish these schedules with your response.

Exhibit 99.1 – Hongkong Charter International Group Limited Financial Statements

8. We note your response to comment 30 from our letter dated December 15, 2010. Please also expand the footnote disclosure for your audited consolidated financial statements to include the amount of Vomart's net assets that may not be transferred to the parent in the form of loans, dividends, etc. without a third party's consent pursuant to Rule 4-08(e)(3) of Regulation S-X.

9. We note from your responses to prior comments 31 to 35 of our letter dated December 15, 2010 that your outside consultant in Shanghai is familiar with U.S. GAAP. However, based on your response, we believe that you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand the risk factor on page 19 to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Exhibit 99.2 - Pro Forma Financial Information

10. We note your response to comment 36 from our letter dated December 15, 2010. Please expand the first paragraph of Note 2 – Summary of Significant Accounting Policies to include the proposed disclosure discussed in your response to state that the pro forma consolidated balance sheet has been presented as if the share exchange had occurred as of the balance sheet date, June 30, 2010.

11. We note your response to comment 37 from our letter dated December 15, 2010. Please revise the disclosure in Note 1 to the pro forma financial information to clarify that Mr. Qun Hu paid Mr. Wilson $350,000 directly and explain the business purpose of the payment between these individuals and how that transaction impacts Hongkong Charter International Group Limited.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Selig D. Sacks, Esq.
        Via Facsimile: (212) 798-6391